SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A)AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(A)

(AMENDMENT NO.   10  )  (1)

Under the Securities Exchange Act of 1934

CMGI, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

125750109
(CUSIP Number)

General Counsel
Compaq Computer Corporation
20555 State Highway 249
Houston, TX 77070
(281) 370-0670

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2002
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

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(1)   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)

CUSIP 125750109                                                                    13D/A                                                                Page 2 of 6

      (1)   NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             Compaq Computer Corporation

       (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a) (X)
                 (b) ( )

       (3)   SEC USE ONLY

       (4)   SOURCE OF FUNDS

                 OO

       (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)           ( )

       (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                                                                 (7)   SOLE VOTING POWER
                      NUMBER OF                                      -0-
                         SHARES                       ___________________________________
                     BENEFICIALLY                      (8)    SHARED VOTING POWER
                       OWNED BY                                             29,988,812
                         REPORTING                  ___________________________________
                           PERSON                          (9)   SOLE DISPOSITIVE POWER
                            WITH                                           -0-
                                                               ___________________________________
                                                                  (10)   SHARED DISPOSITIVE POWER
                                                                                           29,988,812

       (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       29,988,812

       (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                  SHARES                   (  )

       (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                 Approximately 7.65%

       (14)   TYPE OF REPORTING PERSON

                    CO

CUSIP 125750109                                                                    13D/A                                                                Page 3 of 6

      (1)   NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             CPQ Holdings, Inc.

       (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a) (X)
                 (b) ( )

       (3)   SEC USE ONLY

       (4)   SOURCE OF FUNDS

                 OO

       (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)           ( )

       (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                                                                 (7)   SOLE VOTING POWER
                      NUMBER OF                                      -0-
                         SHARES                       ___________________________________
                     BENEFICIALLY                      (8)    SHARED VOTING POWER
                       OWNED BY                                             29,988,812
                         REPORTING                  ___________________________________
                           PERSON                          (9)   SOLE DISPOSITIVE POWER
                            WITH                                           -0-
                                                               ___________________________________
                                                                  (10)   SHARED DISPOSITIVE POWER
                                                                                           29,988,812

       (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       29,988,812

       (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                  SHARES                   (  )

       (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                 Approximately 7.65%

       (14)   TYPE OF REPORTING PERSON

                    CO

CUSIP 125750109                                                                    13D/A                                                                Page 4 of 6

      (1)   NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             CPCG Holdings, Inc.

       (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                 (a) (X)
                 (b) ( )

       (3)   SEC USE ONLY

       (4)   SOURCE OF FUNDS

                 OO

       (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)           ( )

       (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

                                                                 (7)   SOLE VOTING POWER
                      NUMBER OF                                      -0-
                         SHARES                       ___________________________________
                     BENEFICIALLY                      (8)    SHARED VOTING POWER
                       OWNED BY                                             29,988,812
                         REPORTING                  ___________________________________
                           PERSON                          (9)   SOLE DISPOSITIVE POWER
                            WITH                                           -0-
                                                               ___________________________________
                                                                  (10)   SHARED DISPOSITIVE POWER
                                                                                           29,988,812

       (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       29,988,812

       (12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
                  SHARES                   (  )

       (13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                 Approximately 7.65%

       (14)   TYPE OF REPORTING PERSON

                    CO

CUSIP 125750109                                                                    13D/A                                                                Page 5 of 6

Item 2.   Identity and Background.

                 The first sentence of the second paragraph of Item 2(a) — (c) is hereby amended to read:

                     "Compaq Computer Corporation, as direct and indirect beneficial owner of 29,988,812 shares of common stock, par value $0.01, of CMGI."

Item 5.   Interest in Securities of the Issuer.

                Item 5 (a) & (b) is amended to read:

                     “As of the date hereof, Compaq Computer Corporation is the record holder of 4,445,056 shares of Common Stock of CMGI. CPQ Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation is the record holder of 25,482,522 shares of Common Stock of CMGI. CPCG Holdings, Inc., a wholly owned subsidiary of Compaq Computer Corporation is the record holder of 61,234 shares of Common Stock of CMGI. This number of shares represents 7.65% of the outstanding Common Stock of CMGI. This percentage is based on the number of shares of CMGI Common Stock reported by CMGI in its Form 10-Q for the quarter ending October 31, 2001, filed with the Securities Securities and Exchange Commission on December 17, 2001, as being outstanding as of December 13, 2001.”

CUSIP 125750109                                                                    13D/A                                                                Page 6 of 6

SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each such person certifies that the information set forth in this statement is true, complete and correct.

                                            COMPAQ COMPUTER CORPORATION

Date: March 8, 2002            By:   /s/ Linda S. Auwers
                                                 Name: Linda S. Auwers
                                                 Title: Vice President, Deputy General Counsel and Secretary

                                            CPQ HOLDINGS, INC.

                                            By:   /s/ Linda S. Auwers
                                                 Name: Linda S. Auwers
                                                 Title: Vice President and Secretary

                                            CPCG HOLDINGS, INC.

                                            By:   /s/ C. Alexis Keene
                                                 Name: C. Alexis Keene
                                                 Title: Secretary